UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

Gregory H. Sachs

520 Lake Cook Road, Suite 650

Deerfield, IL 60015

(312) 784-3952

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP No. 74966K102	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSON

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	9,904,122 (1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
9,904,122 (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,904,122 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14)	TYPE OF REPORTING PERSON
OO * See Item 5.

(1)

Includes 2,133,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

(2)

 Based on 36,896,327 outstanding shares of the Issuer’s common stock, calculated as (a) 37,182,041 outstanding shares as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015, minus (b) 285,714 shares of the Issuer’s common stock previously held by SCG Financial Holdings LLC which were forfeited and cancelled effective as of May 20, 2015.

SCHEDULE 13D
CUSIP No. 74966K102	Page 3 of 8 Pages

1)	NAME OF REPORTING PERSON

White Knight Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	7,333,333
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
7,333,333

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,333,333

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9% (1)

14)	TYPE OF REPORTING PERSON
OO * See Item 5.

(1)

Based on 36,896,327 outstanding shares of the Issuer’s common stock, calculated as (a) 37,182,041 outstanding shares as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015, minus (b) 285,714 shares of the Issuer’s common stock previously held by SCG Financial Holdings LLC which were forfeited and cancelled effective as of May 20, 2015.

SCHEDULE 13D
CUSIP No. 74966K102	Page 4 of 8 Pages

1)	NAME OF REPORTING PERSON

Gregory H. Sachs

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[X]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	566,666 (1)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	10,421,072 (2)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	566,666 (1)
WITH
10) SHARED DISPOSITIVE POWER
10,421,072 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,987,738 (3)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (4)

14)	TYPE OF REPORTING PERSON
IN

(1)

Consists of shares of common stock issuable upon the exercise of stock options that are currently exercisable.

(2)

Includes 2,533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

(3)

See footnotes (1) and (2).

(4)

Based on 36,896,327 outstanding shares of the Issuer’s common stock, calculated as (a) 37,182,041 outstanding shares as of May 15, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015, minus (b) 285,714 shares of the Issuer’s common stock previously held by SCG Financial Holdings LLC which were forfeited and cancelled effective as of May 20, 2015.

Page 5 of 8 Pages

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G, as last amended by Amendment No. 2 filed on February 6, 2015, filed by SCG Financial Holdings LLC (“SCG Financial Holdings”), Gregory H. Sachs (“Mr. Sachs”) and The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98 (the “Revocable Trust”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of RMG Networks Holding Corporation (the “Issuer”) This Schedule 13D is being filed because the filers no longer qualify to file on Schedule 13G. As of the date of this Schedule 13D, SCG Financial Holdings no longer holds any shares of Common Stock, as a result of the forfeiture, effective as of May 20, 2015, of the 285,714 shares of Common Stock held as of that date by SCG Financial Holdings, and White Knight Capital Management LLC (“White Knight”) has been added as a reporting person as a result of its acquisition of 7,333,333 shares of Common Stock upon the conversion of 73,333.33 shares of the Issuer’s Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”), previously held by White Knight.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 15301 Dallas Parkway, Suite 500, Addison, Texas 75001.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being jointly filed by the Revocable Trust, White Knight and Mr. Sachs (collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.

(b)

The business address of each of the Reporting Persons is 520 Lake Cook Road, Suite 650, Deerfield, Illinois 60015.

(c)

The present principal business of the Revocable Trust is managing and holding investments for the benefit of the trust beneficiaries. The present principal business of White Knight is the purchase and sale of securities for investment for its own account. Mr. Sachs is the sole trustee and the sole beneficiary of the Revocable Trust, and the Revocable Trust is the sole member of White Knight. Mr. Sachs is the Executive Chairman of the Issuer.

(d)

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Revocable Trust is organized under the laws of the State of Illinois. White Knight is organized under the laws of the State of Illinois. Mr. Sachs is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for all securities purchased by the Reporting Persons was the Reporting Persons’ respective investment capital. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The Issuer was incorporated on January 5, 2011, under the name SCG Financial Acquisition Corp., as a blank check company for the purpose of effecting a business combination with one or more businesses. Upon the Issuer’s incorporation in January 2011, the Issuer issued an aggregate of 2,190,477 shares of Common Stock to SCG Financial Holdings, which was the founder and sponsor of the Issuer, for an aggregate purchase price of $25,000 in cash. On April 12, 2011, the Issuer effected a 0.8 for one reverse stock split, as a result of which SCG Financial Holdings held 1,752,381 shares of Common Stock, 228,571 of which were forfeited on June 2, 2011, as a result of the underwriters of the Issuer’s initial public offering not exercising any portion of their over-allotment option. 285,714 of the remaining shares were subject to forfeiture if the last sales price of the Common Stock did not equal or exceed $12.00 per share for any 20 trading days within any 30 trading day period within 24 months following the closing of the Issuer’s initial business combination. As a result of the failure of such condition to be met, such 285,714 shares were forfeited and cancelled effective as of May 20, 2015. Mr. Sachs was originally the sole manager of SCG Financial Holdings; since November 2012, Mr. Sachs has been one of two managers of SCG Financial Holdings. The Revocable Trust has been a member of SCG Financial Holdings since its formation. In April 2011, in connection with the consummation of the Issuer’s initial public offering, SCG Financial Holdings purchased from the Issuer, in a private placement, 4,000,000 warrants to purchase the Common Stock for a purchase price of $0.75 per warrant ($3,000,000 in the aggregate).

Page 6 of 8 Pages

In April 2013, the Issuer issued to the Revocable Trust warrants exercisable for an aggregate of 533,333 shares of Common Stock upon the conversion, at a conversion price of $0.75 per warrant, of $800,000 in aggregate principal amount of promissory notes previously held by the Revocable Trust, which notes evidenced loans which had originally been made by SCG Financial Holdings to the Issuer (which notes were subsequently transferred to the Revocable Trust).

In April 2013, the Issuer completed its initial business combination.

In July 2014, SCG Financial Holdings distributed to its members, for no consideration, all of the securities of the Issuer it held, other than the 285,714 shares of Common Stock that were subject to forfeiture as described above. In such distribution, 425,848 shares of Common Stock were distributed to the Revocable Trust, 116,950 shares of Common Stock were distributed to the 2011 Sachs Family Trust (the “Family Trust”), 1,600,000 warrants were distributed to the Revocable Trust, and 400,000 warrants were distributed to the Family Trust.

On March 26, 2015, pursuant to the Series A Purchase Agreement (as defined in Item 6 below), White Knight purchased 73,333.33 shares of Series A Preferred Stock from the Issuer, at a purchase price of $100 per share, which purchase price was paid by means of the cancellation of indebtedness previously owed by the Issuer to White Knight, on a dollar-for-dollar basis. The shares of Series A Preferred Stock had the rights and preferences set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) filed by the Issuer.  Pursuant to the Certificate of Designation, each share of Series A Preferred Stock automatically converted into 100 shares (of Common Stock on the date the stockholders of the Issuer approved the issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock (the “Stockholder Approval”).  Until the Stockholder Approval was obtained, shares of Series A Preferred Stock were not convertible. The Stockholder Approval was obtained on May 13, 2015, and White Knight received the 7,333,333 shares of Common Stock issued upon conversion of the shares of Series A Preferred Stock that had been held by it on May 20, 2015.

Mr. Sachs served as the Chairman, Chief Executive Officer and President of the Issuer from its inception  until the completion of its initial business combination in April 2013, at which time he became the Issuer’s Executive Chairman (which position he has held since that date).

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time, either alone or as part of a group, (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)     Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, 37,182,041 shares of the Common Stock were outstanding as of May 15, 2015, of which 285,714 shares which had been held by SCG Financial Holdings were forfeited and cancelled as of May 20, 2015, resulting in 36,896,327 shares outstanding. Based on the foregoing, as of the date hereof, (i) the 9,904,122 shares of Common Stock that the Revocable Trust may be deemed to beneficially own (which includes 2,133,333 shares issuable upon the exercise of warrants that are currently exercisable) represent approximately 25.4% of the Common Stock outstanding; (ii) the 7,333,333 shares of Common Stock that White Knight may be deemed to beneficially own represent approximately 19.9% of the Common Stock outstanding; and (iii) the 10,987,738 shares of Common Stock that Mr. Sachs may be deemed to beneficially own (which includes 2,133,333 shares issuable upon the exercise of warrants held

Page 7 of 8 Pages

directly by the Revocable Trust that are currently exercisable, 400,000 shares issuable upon the exercise of warrants held directly by the Family Trust that are currently exercisable, 566,666 shares of common stock issuable upon the exercise of stock options held directly by Mr. Sachs that are currently exercisable, and 116,950 shares held directly by the Family Trust) represent approximately 27.7% of the Common Stock outstanding. The Revocable Trust and Mr. Sachs may be deemed to share voting and dispositive power with respect to the securities held by the Revocable Trust, and each of the Revocable Trust, Mr. Sachs and White Knight may be deemed to share voting and dispositive power with respect to the securities held by White Knight. In addition, Mr. Sachs is the father of the beneficiaries of the Family Trust and the son of the trustee of the Family Trust and, therefore, may be deemed to share voting and dispositive power with respect to the securities held by the Family Trust. Mr. Sachs disclaims beneficial ownership of all shares of Common Stock beneficially owned by SCG Financial Holdings, the Trust and the Family Trust except to the extent of his pecuniary interest therein (if any). The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c)   The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)   Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)   Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

On March 25, 2015, White Knight and certain other investors (the “Investors”) entered into a Purchase Agreement with the Issuer (the “Series A Purchase Agreement”), pursuant to which the Investors agreed to purchase from the Issuer an aggregate of 249,999.99 shares of Series A Preferred Stock at a price per share of $100.

On March 25, 2015, in connection with the Series A Purchase Agreement, the Investors (including White Knight) and certain other persons, including the Revocable Trust and the Family Trust, entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed to prepare and file with the SEC, within 30 days of the closing of the issuance and sale of the Series A Preferred Stock, a registration statement covering the resale of the shares of the Common Stock issuable upon conversion of the Series A Preferred Stock, as well as certain other shares of Common Stock, and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as practicable.

In accordance with the Series A Purchase Agreement, (i) White Knight entered into a lockup agreement with the Issuer, pursuant to which White Knight agreed, subject to certain exceptions and conditions, not to sell, offer, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period of 180 days from the effective date of the first registration statement filed pursuant to the Registration Rights Agreement and (ii) Mr. Sachs entered into a support agreement with the Issuer (the “Support Agreements”), pursuant to which Mr. Sachs agreed to vote in favor of any proposal to approve the Issuer’s issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock.

Mr. Sachs is a party to a Stock Incentive Award Agreement with the Issuer, dated August 13, 2013, pursuant to which Mr. Sachs received an option grant to purchase up to 850,000 shares of Common Stock, at an exercise price of $8.10 per share, under the Issuer’s 2013 Equity Incentive Plan. The option vested as to 33.333% of the shares on each of April 8, 2014 and April 8, 2015, and vests as to the remaining 33.334% of the shares on April 8, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated June 2, 2015
Exhibit B	Purchase Agreement, dated March 25, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).
Exhibit C	Registration Rights Agreement, dated March 25, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).
Exhibit D	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).
Exhibit E	Form of Support Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).
Exhibit F	Stock Incentive Award Agreement, dated August 13, 2013.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015	The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee

White Knight Capital Management LLC

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee of Sole Member

/s/ Gregory H. Sachs
Gregory H. Sachs